Exhibit (a)(1)(M)
FORM OF EMAIL ANNOUNCEMENT OF EXCHANGE OFFER
INFORMATIONAL SESSIONS
(From stock@real.com)
Date: December 8, 2009
Subject: Stock Option Exchange Program Informational Sessions
Dear Eligible RealNetworks Employees:
As previously communicated, the voluntary stock option exchange program began on November 19, 2009. The program gives eligible employees a one-time opportunity to surrender certain outstanding underwater stock options for a lesser amount of new stock options with a lower exercise price and an extended vesting schedule. Eligibility criteria are explained in detail in the program materials sent to eligible employees on November 19, 2009. Communication for this program has been limited to employees who are eligible to participate in the program and hold eligible stock options and not to our full employee population. Generally speaking, the program is open to current employees (other than our senior executives) who hold outstanding stock options having an exercise price greater than $4.48 and who remain employed when the new options are granted.
Informational sessions are available to assist eligible employees in understanding the key elements and timeframe of the stock option exchange program as well as how to participate, including:
1.	In-Person Brown Bag Sessions

2.	On-line Virtual Brown Bag Sessions

3.	24/7 Web Presentation on RNN

Dates:	Location	Time (U.S. Pacific Time)

Wed, Dec 9	HQ — Forum South	Noon — 1:00 pm
	Salzburg Office	Noon — 1pm (local time)
	Eindhoven Office	1pm — 2pm (local time)

Thurs, Dec 10	On-line	9:00 am — 10:00 am
	HQ — Forum North	Noon — 1:00 pm
	Salzburg Office	1pm — 2pm (local time)
	Eindhoven Office	Noon — 1pm (local time)
	On-line	5:30 pm — 6:30 pm

Fri, Dec 11	On-line	7:30 am — 8:30 am

Mon, Dec 14	On-line	8:30 am — 9:30 am
	HQ- Forum South	Noon — 1:00pm

It is recommended that you review the online web presentation and access the stock option exchange website at https://realnetworks.equitybenefits.com prior to attending your session.
In-Person Brown Bag Sessions: Unless otherwise noted, the in-person sessions will be held at the corporate office in the Forum meeting rooms on the second floor.
On-line Brown Bag Sessions: To attend one of the on-line sessions you will need to register at the link provided below and then select the date and time you wish to attend. Access is limited to 100 per meeting. You will receive an email prior to the online meeting with instructions on how to attend. http://p43a.prognet.com:8000/OA_HTML/RF.jsp?function_id=1015146&resp_id=-1&resp_appl_id=-1&security_ group_id=0&lang_code=US&params=qCTnu1QosloD9jZGzaaHduT5ujcbXvO0QHmCQrjPVuyNVdMdaQPj2PMByNIfz9AWFGEqg 5sESwg-kAMrmVUJEQ&oas=M-o6TFcUpuurGqDQW5CybA
Web Presentation: If you are unable to attend one of the brown bag meetings either in person or on-line you may access the stock option exchange presentation at your convenience, 24 hours a day, seven days a week, on RNN where you will be guided through the 20 minute video presentation.
If you have questions about the stock option exchange program please contact us at stock@real.com or via fax (206) 674-2695.
Remember, this offer will expire on December 17, 2009 at 9:00 p.m., U.S. Pacific Time, unless otherwise extended, so please plan to have your election submitted prior to the expiration if you wish to participate in this one-time voluntary program.